for our expanded lung indications and for our heart products, and we also plan to seek PMA approval for our liver products. If we are successful in obtaining such FDA approvals, we believe we will significantly expand the available donor organ pool.

- **Leverage the established commercial reimbursement process and billing mechanisms to accelerate U.S. commercial traction**. Medicare and private payors provided reimbursement for the OCS Lung, OCS Heart and OCS Liver during our U.S. pivotal trials using existing commercial billing and reimbursement processes for organ transplant procedures and have provided reimbursement for the OCS Lung following FDA approval in March 2018. We believe these established methods will continue to facilitate commercial reimbursement for the OCS Lung and, if they are approved by the FDA, for the OCS Heart and OCS Liver. We are in the process of seeking long-term reimbursement for our OCS products in several other countries.

- **Develop the next generation OCS technology platform to improve user experience and expand OCS products**. We intend to invest in developing the next generation, multi-organ platform to improve the user experience. We also intend to develop and seek approval for additional OCS products for other organs, including kidneys.

Preliminary Estimated Unaudited Financial Results for the Fiscal Three Months Ended March 30, 2019

Set forth below are selected preliminary consolidated financial results for the fiscal three months ended March 30, 2019 and selected consolidated financial results for the fiscal three months ended March 31, 2018. Our consolidated financial results for the fiscal three months ended March 30, 2019 are not yet available. The following information reflects our preliminary estimates with respect to such results based on information available as of the date of this prospectus and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary results described below primarily because our financial closing procedures for the fiscal three months ended March 30, 2019 are not yet completed and, as a result, our final results upon completion of our closing procedures may differ materially from the preliminary estimates.

| | Fiscal Three Months Ended March 31, 2018 | Fiscal Three Months Ended March 30, 2019 | |
		Low End of Range	High End of Range
	(unaudited, in thousands)		
Net revenue	$ 2,519	$ 4,600	$ 4,700
Gross profit	$ 924	$ 2,435	$ 2,585
Loss from operations	$(4,784)	$(6,150)	$(5,950)
Net loss	$(4,905)	$(7,050)	$(6,850)

In our selected preliminary consolidated financial data above, the increase in net revenue from the fiscal three months ended March 31, 2018 to the fiscal three months ended March 30, 2019 was primarily due to U.S. commercial sales of OCS Lung disposable sets in the 2019 period, following FDA approval in March 2018 of the OCS Lung, as well as an increase from period to period in sales of OCS Liver disposable sets sold to customers for use in our OCS Liver PROTECT Trial. The year-over-year quarterly increase in gross profit was primarily due to the increase in net revenue from sales of OCS disposable sets, higher average selling prices per disposable set and lower fixed costs per disposable set. The year-over-year quarterly increase in loss from operations was primarily due to increases in selling expenses associated with commercial sales growth, general and administrative expenses supporting our growth and clinical trials expenses, and the year-over-year quarterly increase in net loss was primarily due to these same items as well as an increase in interest expense resulting from a higher amount of long-term debt outstanding in the fiscal three months ended March 30, 2019 compared to the fiscal three months ended March 31, 2018.

Our selected preliminary consolidated financial results presented above for the fiscal three months ended March 30, 2019 reflect our adoption of Accounting Standard Codification Topic 606, *Revenue from Contracts*

with Customers, or ASC 606, as of December 30, 2018, applied using the modified retrospective method. Under this method, (i) the new guidance is applied to customer contracts that are not yet completed as of December 29, 2018, with the cumulative effect of initially applying the new guidance recorded as an adjustment to accumulated deficit on the effective date of adoption, and (ii) our historical results for all periods prior to December 30, 2018, including for the fiscal three months ended March 31, 2018, are not adjusted. The anticipated impact of the adoption of ASC 606 on our consolidated financial statements is described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. While we have not finalized our validation of the impact of ASC 606 adoption, we expect that the revenue recognition of our OCS products will remain substantially unchanged and do not expect that the adoption of ASC 606 will have a material impact on our consolidated financial statements. Further, in the first year of adoption under the transition method we selected for adopting ASC 606, we are required to report in the footnotes to our consolidated financial statements what our operating results would have been for each of the first three quarters of fiscal 2019 and the full fiscal year prepared in accordance with the prior revenue recognition guidance. We expect that our operating results for the fiscal three months ended March 30, 2019 prepared in accordance with the prior revenue recognition guidance will not differ materially from the selected preliminary consolidated financial results presented above for the same period.

The selected preliminary consolidated financial data presented above for the fiscal three months ended March 30, 2019 is preliminary, is not a comprehensive statement of our financial results and is subject to completion of our financial closing procedures. Our actual results for the fiscal three months ended March 30, 2019 will not be available until after this offering is completed. These results may change, and those changes may be material. Further, our preliminary estimated results are not necessarily indicative of the results to be expected for the remainder of fiscal 2019 or any future period as a result of various factors, including, but not limited to, those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Accordingly, you should not place undue reliance upon these preliminary estimates.

This selected preliminary consolidated financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to this preliminary consolidated financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Corporate Reorganization

TransMedics Group, Inc., a recently formed Massachusetts corporation, or TransMedics Group, is currently a direct, wholly-owned subsidiary of TransMedics, Inc., a Delaware corporation. Immediately prior to or concurrently with the closing of this initial public offering, TMDX, Inc., a direct, wholly-owned subsidiary of TransMedics Group, will merge with and into TransMedics, Inc. with TransMedics, Inc. as the surviving corporation. As a result of the merger, each outstanding share of capital stock of TransMedics, Inc. will be converted into shares of common stock of TransMedics Group, each outstanding option to purchase shares of common stock of TransMedics, Inc. will be converted into an outstanding option to purchase shares of common stock of TransMedics Group and each outstanding warrant to purchase shares of preferred stock of TransMedics, Inc. will be converted into a warrant to purchase shares of common stock of TransMedics Group, pursuant to the terms of the Agreement and Plan of Merger and Reorganization filed as an exhibit to the registration statement of which this prospectus forms a part. We refer to this as the "Corporate Reorganization."

Immediately following the Corporate Reorganization, (1) TransMedics Group will be a holding company with no material assets other than 100% of the equity interests in TransMedics, Inc., (2) the holders of capital stock in TransMedics, Inc. will become shareholders of TransMedics Group and (3) the historical consolidated financial statements of TransMedics, Inc. will become the historical consolidated financial statements of TransMedics Group because the Corporate Reorganization will be accounted for as a reorganization of entities under common control. Prior to the Corporate Reorganization, TransMedics Group has not conducted any activities other than in connection with its formation and in preparation for this offering and has no material assets other than 100% of the equity interests in TMDX, Inc. See "Corporate Reorganization" elsewhere in this prospectus.